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Corporate Communications / Investor Relations

Date	September 23, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated September 23, 2005:

- **VNU SAYS HEAD OF ACNIELSEN NORTH AMERICA IS LEAVING COMPANY**

With kind regards,
VNU bv

Maarten Schikker

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

ADR file nr 82-2876

Date September 23, 2005

VNU SAYS HEAD OF ACNIELSEN NORTH AMERICA IS LEAVING COMPANY

Haarlem, the Netherlands – VNU, a leading global information and media company, announced today that Tim Callahan, president of ACNielsen North America, is leaving the company as of October 3 to become CEO of the consumer group at Berwind, a family-owned investment management company.

VNU said the search for a successor to Callahan is underway, and that a new head of ACNielsen North America, responsible for the unit's operations in the U.S. and Canada, will be announced shortly. In the interim, Steve Schmidt, president and CEO of ACNielsen and executive vice president of VNU Marketing Information, will assume direct accountability for ACNielsen's U.S. business, while Pat Gardiner, president of ACNielsen Canada, will continue to oversee the Canadian business, reporting to Schmidt.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

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